Via Facsimile and U.S. Mail
Mail Stop 4270

August 13, 2009

Mr. Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, California 90010

Re: **Form 10-K for the Fiscal Year Ended December 31, 2008**
       Filed on March 2, 2009 and amended on March 13, 2009
       Definitive Proxy Statement filed on March 31, 2009
       Form 10-Q for the Quarterly Period Ended March 31, 2009
       Filed on May 8, 2009
       File No. 001-12257

Dear Mr. Tirador:

       We have completed our review of your filings and have no further comments at
this time.

                                             Sincerely,

                                             Jeffrey P. Riedler
                                             Assistant Director